August 27, 2013

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hecla Mining Company Form 10-K For Fiscal Year Ended December 31, 2012 Filed February 25, 2013 File No. 001-08491

Dear Ms. Jenkins:

In follow-up to our previous phone conversations with you and with Blaise Rhodes, this letter responds to the comment contained in your letter dated August 2, 2013, regarding the annual report on Form 10-K for the fiscal year ended December 31, 2012 (our “2012 Form 10-K”) of Hecla Mining Company (“Hecla” or the “Company”) in which you repeated the objection held by the staff of the Securities and Exchange Commission (the “Commission” or the “SEC”) to our presentation of the non-GAAP financial measure “cash costs of production” on the grounds that it is inappropriate and distorting to adjust for by-product revenues when presenting a cost measure. 1 For the reasons discussed below, we believe that our presentation of this non-GAAP measure, as we have recently relabeled it and revised our disclosure around it, is appropriate and provides meaningful and clear information for our investors about the economic performance of different mines in light of their differing polymetallic ore structures.

As an initial matter, we note that the staff’s comments were on our 2012 Form 10-K. Subsequent to receipt of those comments, we have clarified our use of this non-GAAP financial measure by relabeling it as “Total Cash Cost, Net of By-product Credits” 2 in our most recent periodic filing, our Report on Form 10-Q for the quarter ended June 30, 2013, (our “June 30 Form 10-Q”) filed via EDGAR on August 8, 2013, and we also separately provided the measure “Total Cash Cost, Before By-product Credits” to ensure increased transparency for our investors (see, e.g. pages 31-34 of our June 30 Form 10-Q). We also made other textual enhancements to our presentation of these non-GAAP measures in keeping with the staff’s helpful comments on our prior disclosures and, we believe, in furtherance of our compliance with the letter and spirit of the SEC’s rules on the disclosure of non-GAAP financial measures.

1  Your full comment was: “1. We note your response to Comment No. 1. However, we reiterate our belief that the adjustment of by-product revenues to the non-GAAP measure of cash costs of production distorts that measure. Please remove the adjustment of by-product revenues from this measure and discuss these revenues in a textual manner as we commented previously.”

2  In our June 30 Form 10-Q, we refer to this measure on a “per silver ounce” basis and also on a “per gold ounce” basis, as appropriate depending on the mine in question, but for convenience, this letter will refer only to the broader “Total Cash Cost, Net of By-product Credits.”

Ms. Tia L. Jenkins
August 27, 2013

Background of “Total Cash Cost, Net of By-product Credits.”

As we describe in our June 30 Form 10-Q, “Total Cash Cost, Net of By-product Credits, per Ounce is a measure developed by precious metals companies (including the Silver Institute) in an effort to provide a uniform standard for comparison purposes.”3 The industry has developed this measure to assist investors and other users of mining company disclosures in understanding and comparing the economic performance of different mines in light of wide variations in orebodies in a manner that meaningfully supplements what is available through GAAP financial measures. So, for example, one mining company may have lower costs per ounce of its primary metal mined before by-product credits than another mining company but nevertheless generate less income per ounce of the primary metal mined after by-product credits. Understanding that the economic performance of the two mining companies is significantly impacted by their disparate by-product credits is a key data point for investors that is not available on the face of the GAAP financial statements. The standard is virtually universally accepted by the silver and gold mining industries, and is widely used by both the analyst and investing communities as a common tool for measuring the economic performance of mines across a spectrum of differing geologic and metallurgical characteristics.

Furthermore and as we describe in our SEC filings, this non-GAAP financial measure provides a very meaningful comparator just within Hecla, both in analyzing our different mines against each other and in comparing our operations across different financial periods and during differing by-product price conditions. Our management uses this measure in this way, and we believe our investors would be ill-served if we denied them the same.

Hecla’s Non-GAAP Financial Measure Is More Than Just a Cost Measure.

Investors should understand, both by the title of the measurement and the accompanying text, that what is being disclosed is not simply a “cost” measure or a “cash costs of production” 4 measure or a measure of “actual production costs”5, but rather a broader measure that reflects both (i) certain defined costs that are incurred to produce an ounce of silver or gold from the ore that contains it and (ii) certain ancillary (but directly related) revenues that also come from that same ore and the same labor that went into producing it. The net measure provides useful information in assessing the performance of a mine or mining operation, both for the Company, in making determinations about capital expenditures, resource allocations, and whether to mine the primary metal, and for investors, in making their investment decisions as they assess the Company’s profitability in mining the primary metal. In the case of the Company and our polymetallic mines, such ancillary revenue is an important piece to understanding our economic structure in comparison to other mining companies and our performance across periods. To further assist our investors in their comparisons and analysis (and to provide them with relevant tools for their assessment of our production decisions at our various mines), we disclose two measures “per ounce of primary metal” in this regard – both “before” and “net of” by-product credits.

3  Given that this is a non-GAAP measure though, we are appropriately cautious in our disclosures and remind readers that “There can be no assurance that our reporting of this non-GAAP measure is the same as that reported by other mining companies.”

4  See comment 1 of your letter dated August 2, 2013, regarding our annual report on Form 10-K for the fiscal year ended December 31, 2012.

5  See comment 1 of your letter dated July 9, 2013, regarding our annual report on Form 10-K for the fiscal year ended December 31, 2012.

Ms. Tia L. Jenkins
August 27, 2013

Compliance with the SEC’s Rules on the Presentation of Non-GAAP Financial Measures.

The Commission’s current rules pertaining to the disclosure of non-GAAP financial measures—found in Item 10(e) of Regulation S-K with regard to documents filed with the Commission and Regulation G with regard to all public statements in any forum made by a company registered with the Commission—were promulgated after the passage of the Sarbanes-Oxley Act of 2002 and are designed “to eliminate the manipulative or misleading use of non-GAAP financial measures and, at the same time, enhance the comparability associated with the use of that information.”6

As Regulation G reminds preparers and users of financial information, a non-GAAP financial measure must be “taken together with the information accompanying that measure and any other accompanying discussion of that measure” and against that backdrop, must not “contain[] an untrue statement of a material fact or omit[] to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.”

We believe our presentation of “Total Cash Cost, Net of By-product Credits” (together with the accompanying disclosure, including the presentation of “Total Cash Cost, Before By-product Credits”) fully complies with all of the SEC’s rules pertaining to non-GAAP financial measures, but we understand that the staff takes issue with the measure and considers it to be potentially misleading in violation of Regulation G. In Comment 1 of your prior letter, dated July 9, 2013, you stated that “We believe that the reduction [of total cash costs] for by-product revenues is not appropriate because it materially distorts your actual production costs.” We would agree if we were representing this measure as being actual production costs but we are not. With our additional presentation of a second, separate measure “Total Cash Cost, Before By-product Credits”—which, as described in our June 30 Form 10-Q, includes “all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining, processing and other plant costs, third-party refining and marketing expense, on-site general and administrative costs, royalties and mining production taxes”—and given our other disclosures made around the presentation of our non-GAAP financial measures, we would submit it is abundantly clear for investors that “Total Cash Cost, Net of By-Product Credits” is not simply a measure of production costs and does not replace anything from our GAAP financial statements. Rather, it provides investors with additional, meaningful information about the impact of the ore composition of any particular mine – in particular it reflects the impact of revenue derived from by-products on the cost of mining the primary metal. This information is relevant to understanding the profitability of, and making decisions about, mining the primary metal at a specific mine at a specific time. In light of the circumstances under which it is presented and taken together with the accompanying information, including accompanying presentation of “Total Cash Cost, Before By-product Credits”, we believe our presentation of “Total Cash Cost, Net of By-product Credits” neither contains an untrue statement of a material fact nor omits to state a material fact necessary in order to make the presentation of this non-GAAP measure not misleading.

Enhancement of Disclosures in the June 30 Form 10-Q.

We understand that the staff has been concerned that the presentation of a non-GAAP measure called “total cash costs” which includes an adjustment for by-product credits may be misleading in that the measure’s title speaks only of “costs” and yet the measure itself has a revenue component embedded in it. As we described earlier, our non-GAAP financial measure is not simply a measure of “costs” and we have tried to make this clearer through our relabeling of the measure. We are sensitive to the staff’s concerns, however, and have accordingly made other revisions to our disclosures as well to address this criticism and, we believe, have greatly enhanced the transparency of the effect of the by-product credits.

6  SEC, Proposed Rule: Conditions for Use of Non-GAAP Financial Measures, November 5, 2002, Release No. 33-8145; 34-46768; File No. S7-43-02, available at http://www.sec.gov/rules/proposed/33-8145.htm.

Ms. Tia L. Jenkins
August 27, 2013

As a key first step and in contrast to our prior disclosures upon which the staff’s comments were based, our reconciliation charts now provide a clear, line item presentation of two measures — both “Total Cash Cost, Before By-product Credits” and “Total Cash Cost, Net of By-product Credits.” The charts below set out the Company’s disclosure in our 2012 Form 10-K upon which the staff commented as well as the revised disclosure from our June 30 Form 10-Q:

2012 Form 10-K:

	Total, All Properties
	Year ended December 31,
	2012	2011	2010
Total cash costs	$17,262	$10,934	$(15,435)
Divided by silver ounces produced	6,394	9,483	10,566
Total cash cost per silver ounce produced	$2.70	$1.15	$(1.46)
Reconciliation to GAAP:
Total cash costs	$17,262	$10,934	$(15,435)
Depreciation, depletion and amortization	43,522	47,066	60,011
Treatment costs	(73,355)	(99,019)	(92,144)
By-product credits	190,916	254,372	267,272
Change in product inventory	(1,381)	(4,805)	3,660
Suspension-related costs	—	4,135	—
Reclamation and other costs	663	(44)	630
Cost of sales and other direct production costs and depreciation, depletion and amortization (GAAP)	$177,627	$212,639	$223,994

June 30 Form 10-Q:

	Total, Greens Creek and Lucky Friday
	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Total Cash Cost, Before By-product Credits (1)	$61,777	$46,762	$121,700	$96,091
By-product credits	(49,324)	(45,352)	(95,901)	(91,705)
Total Cash Cost, Net of By-product Credits	12,453	1,410	25,799	4,386
Divided by silver ounces produced	2,237	1,365	4,137	2,694
Total Cash Cost, Before By-product Credits, per Silver Ounce	$27.61	$34.25	$29.42	$35.67
By-product credits per silver ounce	$(22.05)	$(33.22)	$(23.18)	$(34.04)
Total Cash Cost, Net of By-product Credits, per Silver Ounce	$5.56	$1.03	$6.24	$1.63
Reconciliation to GAAP:
Total Cash Cost, Net of By-product Credits	$12,453	$1,410	$25,799	$4,386
Depreciation, depletion and amortization	16,888	9,879	30,895	19,540
Treatment costs	(18,972)	(16,164)	(37,569)	(33,859)
By-product credits	49,324	45,352	95,901	91,705
Change in product inventory	8,436	2,101	3,832	3,906
Reclamation and other costs	536	473	639	324
Cost of sales and other direct production costs and depreciation, depletion and amortization (GAAP)	$68,665	$43,051	$119,497	$86,002
(1)

Includes all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining, processing and other plant costs, third-party refining and marketing expense, on-site general and administrative costs, royalties and mining production taxes.

Ms. Tia L. Jenkins
August 27, 2013

Secondly, and reflecting our efforts to address the staff’s concerns, we have added disclosure in our reconciliation discussion to separate out and make clear the composition and value of our by-product credits themselves, on both a total basis and on an individual basis for our three by-products (zinc, lead and gold)7, as well as their importance in understanding the Company’s financial performance.8 For example, the following tabular disclosure appeared in our June 30 Form 10-Q:

	Total, Greens Creek and Lucky Friday
	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
By-product value, all silver properties:
Zinc	$19,823	$21,248	$38,940	$43,146
Gold	18,169	17,326	36,437	34,755
Lead	11,332	6,778	20,524	13,804
Total by-product credits	$49,324	$45,352	$95,901	$91,705

By-product credits per silver ounce, all silver properties
Zinc	$8.85	$15.57	$9.41	$16.02
Gold	8.13	12.69	8.81	12.90
Lead	5.07	4.96	4.96	5.12
Total by-product credits	$22.05	$33.22	$23.18	$34.04

Cost of sales and other direct production costs and depreciation, depletion and amortization is the most comparable financial measure calculated in accordance with GAAP to Total Cash Cost, Net of By-product Credits.  The sum of the cost of sales and other direct production costs and depreciation, depletion and amortization for our operating units in the tables below is presented in our Condensed Consolidated Statement of Operations and Comprehensive Income (Unaudited) (in thousands).

Elsewhere in the MD&A section of our June 30 Form 10-Q and consistent with our past disclosures, we also present information, for each segment, about the amount of individual metals, including by-products, produced (in ounces or tons, as appropriate), the payable metal quantities sold for each metal produced (again, in ounces or tons as appropriate), and the ore grades. We also provide information about both average market prices and average realized prices for all of the metals that we produce and sell, including those that constitute by-products. Accordingly, to the extent relevant to their own investment decisions, investors are able to analyze the impact on a period by period basis of variations in the average market prices and the average realized prices of by-product metals (individually and in the aggregate).

It is in this context that our presentation and discussion of the non-GAAP measure “Total Cash Cost, Net of By-product Credits” must be viewed. And it is in this context that we strongly believe that this non-GAAP measure is both useful and clear, and not in any way misleading.

Finally, we recognize that the staff has suggested that we do not have to eliminate the by-product credit disclosures entirely given that we and others believe them to be so useful, but that we should nevertheless do no more than present the impact of the by-product credits textually, and not as an adjustment in a non-GAAP measure because of the distortion arguably inherent in that adjustment. We appreciate and certainly share the staff’s concern that investors receive information that is not misleading but we respectfully disagree about whether a narrative-only presentation is necessary to accomplish that common aim. In our opinion, the joint provision of both “Total Cash Cost, Before By-product Credits” and “Total Cash Cost, Net of By-product Credits,” along with our clear presentation of the components of our by-product credits (in total and per ounce of primary metal) and our explanation of the importance and usefulness of these measures, provides a much clearer approach and ensures that the latter measure is not misleading.

7   We note that with regard to our Casa Berardi mine segment, it is primarily a gold-producing property and in this one case, silver is a by-product. The same general disclosure principles inhere there as well however.

8  Commencing with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, we began disclosing in graphical format in our MD&A the separation of various components of our non-GAAP measure, including by-product credits. See, e.g., page 26 of our Form 10-Q filed on November 6, 2012.

Ms. Tia L. Jenkins
August 27, 2013

We also believe a textual-only approach would provide our investors with less useful information and would impose significant and unnecessary difficulties on them in making period-to-period, mine-to-mine, and mining company-to-mining company comparisons.

Conclusion.

We greatly appreciate the staff’s time and thoughtful comments as we are continuously reevaluating our disclosures and are committed to making any appropriate refinements or improvements for the benefit of our investors. For the reasons set forth above, we believe that our presentation of the non-GAAP measure “Total Cash Cost, Net of By-product Credits” is part and parcel of good disclosure, in service to our investors’ needs.

* * * * *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To the extent that you or the other members of your team on the staff of the SEC have further comments or questions, we would welcome an opportunity to meet with you and further our dialogue on this important topic. Please contact me at (208) 209-1258 or Jim Sabala, the Company’s Senior Vice President and Chief Financial Officer, at (208) 209-1255.

Very truly yours,

/s/ David C. Sienko

David C. Sienko

Vice President – General Counsel

cc:	Blaise Rhodes Jim Sabala Kathy Kopczick, BDO USA, LLP Kimberley Drexler, Cravath, Swaine & Moore LLP